EXHIBIT 99.1	Earnings News Release Dated April 2, 2003

NEWS FROM UTi

Contacts:

Lawrence R. Samuels Chief Financial Officer UTi Worldwide Inc. 310.604.3311	Cecilia Wilkinson/Angie Yang PondelWilkinson MS&L 323.866.6060 investor@pondel.com

UTi WORLDWIDE REPORTS DOUBLE-DIGIT GROWTH IN REVENUE, OPERATING INCOME, AND NET
INCOME FOR 2003 FISCAL FOURTH QUARTER

-- Results Reflect Successful First Year of NextLeap Journey --

Rancho Dominguez, California – April 2, 2003 – UTi Worldwide Inc. (NASDAQ NM: UTIW) today reported strong growth in gross and net revenues, operating income and net income for the fiscal fourth quarter ended January 31, 2003.

For the fiscal 2003 fourth quarter, gross revenues increased 54 percent to $338.1 million from $219.8 million in the comparable prior-year period. Net revenues advanced to $132.8 million from $71.8 million in the fourth quarter of fiscal 2002. Standard Corporation, which was acquired effective October 1, 2002, contributed $36.7 million to both gross and net revenues during the three-month period ended January 31, 2003.

With the addition of Standard and Grupo SLi, acquired in late January 2002, UTi’s contract logistics net revenues grew nearly ten-fold to $43.4 million in the fiscal 2003 fourth quarter from $4.0 million a year ago. The company also achieved increased net revenues of 33 percent, 18 percent and 34 percent, respectively, for its airfreight, ocean freight and customs brokerage business categories in the fiscal 2003 fourth quarter compared with a year ago.

“Despite the ongoing difficult economic environment, UTi achieved double-digit gains across all geographic regions and revenue categories, increasing net revenues by 85 percent during the fourth quarter of fiscal 2003 compared with last year,” said Roger I. MacFarlane, chief executive officer of UTi Worldwide. “In addition to the contribution of Standard, the Americas’ results also benefited from increased volumes of air and ocean imports from Asia to the U.S. versus the prior year. Asia Pacific posted a 26 percent increase in net revenues, benefiting from extra airfreight demand driven by the West Coast port labor disputes. In Europe, fourth quarter net revenues increased 65 percent, reflecting both the contribution of Grupo SLi and organic growth. Africa continued to show improvement, posting an increase in net revenues of 38 percent for the quarter, helped, in part, by the strengthening South African rand compared with a year ago.”

Operating income grew 86 percent in the fiscal 2003 fourth quarter to $11.9 million from $6.4 million in the corresponding period a year ago. Operating income as a percentage of net revenues increased to 9.0 percent in the fiscal 2003 fourth quarter from 8.9 percent in the corresponding prior-year period. As shown in the attached schedule, excluding the amortization of goodwill and other intangible assets and the impact of the acquisition of Standard, the company’s operating profit ratio, which management believes is a key operating indicator for measuring its current performance against its historical performance, increased 110 basis points to 11.7 percent in the fiscal 2003 fourth quarter, compared with the prior-year fourth quarter.

Net income for the fourth quarter of fiscal 2003 increased 93 percent to $7.3 million, or $0.26 per diluted share based on 28.7 million weighted average shares outstanding, compared with prior-year fourth quarter net income

EXHIBIT 99.1	Earnings News Release Dated April 2, 2003

of $3.8 million, or $0.15 per diluted share based on 25.5 million shares outstanding. The follow-on offering of 4.6 million UTi ordinary shares in December 2002 resulted in a higher weighted average number of shares outstanding for the fiscal 2003 fourth quarter compared with the same period last year.

“We are particularly pleased with the strong operating profit performances in Africa, Asia Pacific and the Americas,” MacFarlane said. “Africa’s operating profit was up 35 percent; Asia Pacific posted an increase of 96 percent; and the Americas, benefiting from Standard, advanced more than ten-fold. In Europe, our operating profit was negatively impacted by our roadfreight forwarding business in Sweden and Ireland, which has now been reorganized.”

Full Year Review

For the year ended January 31, 2003, gross revenues rose 31 percent to $1.2 billion from $889.8 million last year, while net revenues improved 33 percent to $404.8 million in fiscal 2003 from $304.6 million the prior year.

The company posted a 53 percent increase in operating income to $45.5 million for the year, compared with $29.7 million in fiscal 2002. Operating income as a percentage of net revenues increased to 11.2 percent in fiscal 2003 from 9.7 percent in the corresponding prior-year period. As shown in the attached schedule, excluding the amortization of goodwill and other intangible assets and the impact of the acquisition of Standard, the company’s operating profit ratio improved to 12.4 percent, compared with 11.5 percent last year. For fiscal 2003, net income increased 53 percent to $29.3 million, or $1.11 per diluted share, from $19.2 million, or $0.75 per diluted share.

MacFarlane noted: “Fiscal 2003 marked a year of significant achievements in UTi’s first year of its NextLeap journey, the company’s five-year strategic plan. We delivered solid growth and financial performance in a year filled with economic uncertainties. We made great strides toward reaching our long-term objective of global integrated logistics, with Standard and Grupo SLi strengthening UTi’s range of services. We also completed a follow-on offering, which provides us with greater resources and flexibility to execute our growth plans.

“Undoubtedly, the year was impacted by the unusual circumstances in Asia Pacific due to the West Coast port labor dispute, but it also provided an opportunity for UTi to demonstrate the strength of its global network and the soundness of its non-asset based business model,” MacFarlane added. “These results are a credit to the dedication and commitment of UTi’s employees, now numbering more than 10,000 around the world.

“As we begin the second year of our NextLeap journey, the global business environment continues to grow more uncertain, especially with the armed conflict in Iraq and other geopolitical issues. While UTi’s exposure in the Middle East is very small, we are unsure at this time of the full impact on our business from the war. We have recently seen some weakening of volumes in trade demand, particularly in the Asian imports to the U.S. We expect these factors to affect our results in the first part of the current year, particularly our first fiscal quarter, which remains the seasonally weakest of the year. Nevertheless, we are optimistic in our full year outlook for UTi’s performance as we continue to seek to build revenues, drive operating improvements, realize a full year contribution from our acquisition of Standard and attract global customers.”

Strengthened by UTi’s follow-on offering during the year, as of January 31, 2003, the company reported total cash and cash equivalents, net of bank lines of credit and short-term bank borrowings, of $125.5 million, after funding acquisitions and earn-out payments of $62.9 million. The company generated $49.6 million in operating cash flow for fiscal 2003 and $34.5 million in free cash flow, a measurement management believes is useful because it indicates cash available after paying for capital expenditures and dividends as calculated on the attached schedule.

EXHIBIT 99.1	Earnings News Release Dated April 2, 2003

About UTi Worldwide

UTi Worldwide Inc. is an international, non-asset based supply chain management company providing air and ocean freight forwarding, contract logistics, customs brokerage and other logistics-related services. The company serves a large and diverse base of global and local companies, including customers operating in industries with unique supply chain requirements such as the pharmaceutical, apparel, chemical, automotive and technology industries. The company seeks to use its global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services to optimize the operation of its customers’ global supply chains.

Investor Conference Call

UTi management will host an investor conference call today, Wednesday, April 2, 2003, at 8:00 a.m. PST (11:00 a.m. EST) to review the company’s financials and operations for the fourth quarter and year-end periods and to discuss future outlook. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.companyboardroom.com. For those who are not able to listen to the live broadcast, the call will be archived for two weeks through 6:00 p.m. PDT, Wednesday, April 16, 2003 on both Web sites. A telephonic playback of the conference call also will be available during that same timeframe by calling 800-633-8284 (domestic) or 402-977-9140 (international) and using Reservation No. 21137328.

Safe Harbor Statement

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the “safe-harbor” provisions contained in those sections. Such statements may include, but are not limited to, the company’s discussion of its growth strategy and integration of acquisitions. Many important factors may cause the company’s actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; integration risks associated with acquisitions; the effects of changes in foreign exchange rates; changes in the company’s effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including those in Africa, Asia and Europe; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the company’s filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi’s objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

(Tables Follow)

EXHIBIT 99.1	Earnings News Release Dated April 2, 2003

UTi Worldwide Inc.
Condensed Consolidated Income Statements
(in thousands, except share and per share amounts)

	Three Months Ended		Twelve Months Ended

	January 31,		January 31,

	2003	2002	2003	2002

	(Unaudited)
Gross revenues:
Airfreight forwarding	$164,406	$123,552	$621,905	$491,946
Ocean freight forwarding	74,464	62,554	283,869	255,272
Customs brokerage	17,448	12,981	64,221	55,875
Contract logistics	49,973	6,083	101,294	23,856
Other	31,771	14,622	98,771	62,837

Total gross revenues	$338,062	$219,792	$1,170,060	$889,786

Net revenues:
Airfreight forwarding	$42,450	$31,908	$157,493	$142,312
Ocean freight forwarding	18,039	15,247	66,554	58,633
Customs brokerage	16,682	12,472	61,105	54,034
Contract logistics	43,367	3,964	79,517	14,957
Other	12,261	8,182	40,121	34,623

Total net revenues	132,799	71,773	404,790	304,559

Staff costs	68,927	37,141	204,971	156,005
Depreciation	3,557	2,418	11,174	9,411
Amortization of goodwill and other intangible assets	128	1,174	198	5,339
Other operating expenses	48,278	24,635	142,942	104,134

Operating income	11,909	6,405	45,505	29,670
Interest expense, net	(60)	(261)	(486)	(1,210)
(Losses)/gains on foreign exchange	(1,016)	477	(1,725)	17

Pretax income	10,833	6,621	43,294	28,477
Income tax expense	(3,307)	(2,294)	(12,492)	(7,970)

Income before minority interests	7,526	4,327	30,802	20,507
Minority interests	(198)	(529)	(1,508)	(1,349)

Net income	$7,328	$3,798	$29,294	$19,158

Basic earnings per ordinary share	$0.26	$0.15	$1.13	$0.76
Diluted earnings per ordinary share	$0.26	$0.15	$1.11	$0.75

Number of weighted-average shares outstanding used for per share calculations:
Basic shares	27,740,029	25,244,989	25,932,164	25,233,394
Diluted shares	28,673,009	25,531,846	26,504,401	25,501,864

EXHIBIT 99.1	Earnings News Release Dated April 2, 2003

UTi Worldwide Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	As of January 31,

	2003	2002

ASSETS

Cash and cash equivalents	$168,125	$87,594
Trade receivables, net	247,893	180,866
Deferred income tax assets	1,592	1,890
Other current assets	30,492	21,628

Total current assets	448,102	291,978
Property, plant and equipment, net	44,566	31,185
Goodwill and other intangible assets, net	125,641	76,611
Investments	847	215
Deferred income tax assets	1,227	1,431
Other non-current assets	6,692	3,191

Total assets	$627,075	$404,611

LIABILITIES & SHAREHOLDERS’ EQUITY

Bank lines of credit	$33,458	$21,062
Short-term borrowings	9,121	11,518
Current portion of capital lease obligations	2,539	1,780
Trade payables and other accrued liabilities	236,548	173,113
Income taxes payable	8,083	4,743
Deferred income tax liabilities	489	842

Total current liabilities	290,238	213,058
Long-term bank borrowings	199	1,192
Capital lease obligations	7,111	5,726
Deferred income tax liabilities	1,643	1,566
Retirement fund obligations	1,016	693
Minority interests	2,699	2,522
Commitments and contingencies Shareholders’ equity:
Common stock	311,161	207,143
Retained earnings	63,973	36,608
Accumulated other comprehensive loss	(50,965)	(63,897)

Total shareholders’ equity	324,169	179,854

Total liabilities and shareholders’ equity	$627,075	$404,611

EXHIBIT 99.1	Earnings News Release Dated April 2, 2003

UTi Worldwide Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended

	January 31,

	2003	2002

OPERATING ACTIVITIES:
Net income	$29,294	$19,158
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation costs	182	300
Depreciation	11,174	9,411
Amortization of goodwill and other intangible assets	198	5,339
Deferred income taxes	423	161
Loss/(gain) on disposal of property, plant and equipment	110	(187)
Other	1,329	1,326
Changes in operating assets and liabilities:
(Increase)/decrease in trade receivables and other current assets	(23,564)	23,273
Increase/(decrease) in trade payables and other accrued liabilities	30,456	(15,695)

Net cash provided by operating activities	49,602	43,086

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(13,572)	(8,711)
Proceeds from disposal of property, plant and equipment	430	912
Proceeds from disposal of other investments	98	63
Acquisition of subsidiaries and contingent payments	(62,944)	(21,868)
Purchases of marketable securities	(697)	(83)

Net cash used in investing activities	(76,685)	(29,687)

FINANCING ACTIVITIES:
Increase/(decrease) in bank lines of credit	12,396	(14,225)
(Decrease) /increase in short-term borrowings	(3,727)	168
Long-term bank borrowings — advanced	—	116
Long-term bank borrowings — repaid	(204)	(72)
Capital lease obligations — repaid	(3,068)	(1,985)
Decrease in minority interests	(1,028)	(532)
Proceeds from issuance of ordinary shares	100,836	217
Dividends paid	(1,929)	(1,926)

Net cash provided by/(used in) financing activities	103,276	(18,239)

Net increase/(decrease) in cash and cash equivalents	76,193	(4,840)
Cash and cash equivalents at beginning of period	87,594	98,372
Effect of foreign exchange rate changes	4,338	(5,938)

Cash and cash equivalents at end of period	$168,125	$87,594

EXHIBIT 99.1	Earnings News Release Dated April 2, 2003

UTi Worldwide Inc.
Segment Reporting
(in thousands)

	Three Months Ended January 31, 2003

	(Unaudited)
	Europe	Americas	Asia Pacific	Africa	Corporate	Total

Gross revenue from external customers	$100,626	$105,101	$90,742	$41,593	$—	$338,062

Net revenue	$26,829	$60,692	$18,822	$26,456	$—	$132,799
Staff costs	15,796	34,219	7,607	10,470	835	68,927
Depreciation	1,034	925	514	645	439	3,557
Amortization of intangible assets	—	128	—	—	—	128
Other operating expenses	9,690	21,977	5,426	10,510	675	48,278

Operating income/(loss)	$309	$3,443	$5,275	$4,831	$(1,949)	11,909

Interest expense, net						(60)
Loss on foreign exchange						(1,016)

Pretax income						10,833
Income tax expense						(3,307)

Income before minority interests						$7,526

	Three Months Ended January 31, 2002

	(Unaudited)
	Europe	Americas	Asia Pacific	Africa	Corporate	Total

Gross revenue from external customers	$68,942	$58,201	$64,924	$27,725	$—	$219,792

Net revenue	$16,269	$21,438	$14,926	$19,140	$—	$71,773
Staff costs	9,637	12,702	6,718	7,097	987	37,141
Depreciation	776	560	562	429	91	2,418
Amortization of goodwill	49	611	461	53	—	1,174
Other operating expenses	3,813	7,270	4,491	7,987	1,074	24,635

Operating income/(loss)	$1,994	$295	$2,694	$3,574	$(2,152)	6,405

Interest expense, net						(261)
Gain on foreign exchange						477

Pretax income						6,621
Income tax expense						(2,294)

Income before minority interests						$4,327

EXHIBIT 99.1	Earnings News Release Dated April 2, 2003

UTi Worldwide Inc.
Segment Reporting
(in thousands)

	Twelve Months Ended January 31, 2003

	Europe	Americas	Asia Pacific	Africa	Corporate	Total

Gross revenue from external customers	$372,515	$317,314	$337,430	$142,801	$—	$1,170,060

Net revenue	$99,571	$143,484	$70,626	$91,109	$—	$404,790
Staff costs	54,864	81,603	29,237	35,263	4,004	204,971
Depreciation	3,526	2,848	1,962	1,982	856	11,174
Amortization of intangible assets	—	198	—	—	—	198
Other operating expenses	30,608	50,382	19,981	37,695	4,276	142,942

Operating income/(loss)	$10,573	$8,453	$19,446	$16,169	$(9,136)	45,505

Interest expense, net						(486)
Loss on foreign exchange						(1,725)

Pretax income						43,294
Income tax expense						(12,492)

Income before minority interests						$30,802

	Twelve Months Ended January 31, 2002

	Europe	Americas	Asia Pacific	Africa	Corporate	Total

Gross revenue from external customers	$264,280	$258,008	$242,950	$124,548	$—	$889,786

Net revenue	$62,457	$94,045	$60,075	$87,982	$—	$304,559
Staff costs	35,632	56,614	26,238	33,373	4,148	156,005
Depreciation	2,571	2,462	1,775	2,264	339	9,411
Amortization of goodwill	531	3,096	1,432	280	—	5,339
Other operating expenses	16,262	29,859	18,098	38,860	1,055	104,134

Operating income/(loss)	$7,461	$2,014	$12,532	$13,205	$(5,542)	29,670

Interest expense, net						(1,210)
Gain on foreign exchange						17

Pretax income						28,477
Income tax expense						(7,970)

Income before minority interests						$20,507

EXHIBIT 99.1	Earnings News Release Dated April 2, 2003

UTi Worldwide Inc.
Amortization Impact of Adoption of SFAS No. 142
“Goodwill and Other Intangible Assets”
(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended

	January 31,		January 31,

	2003	2002	2003	2002

Operating income:
As reported	$11,909	$6,405	$45,505	$29,670
Add back amortization of goodwill	—	1,174	—	5,339

Adjusted operating income	$11,909	$7,579	$45,505	$35,009

Net income:
As reported	$7,328	$3,798	$29,294	$19,158
Add back amortization of goodwill, net of tax	—	1,118	—	5,100

Adjusted net income	$7,328	$4,916	$29,294	$24,258

Diluted earnings per share:
As reported	$0.26	$0.15	$1.11	$0.75
Add back amortization of goodwill, net of tax	—	0.04	—	0.20

Adjusted diluted earnings per share	$0.26	$0.19	$1.11	$0.95

EXHIBIT 99.1	Earnings News Release Dated April 2, 2003

UTi Worldwide Inc.
Reconciliation of Non-U.S. GAAP Measures to U.S. GAAP Measures
“Goodwill and Other Intangible Assets”
(in thousands)

	Three Months Ended		Twelve Months Ended

	January 31,		January 31,

	2003	2002	2003	2002

	(Unaudited)
OPERATING PROFIT RATIO
Operating income, per U.S. GAAP	$11,909	$6,405	$45,505	$29,670
Less: Operating income for Standard Corporation, per U.S. GAAP	(760)	—	(1,659)	—
Add back: Amortization of goodwill and other intangible assets, per U.S. GAAP	128	1,174	198	5,339

Adjusted operating income	$11,277	$7,579	$44,044	$35,009

Divided by:
Net revenue, per U.S. GAAP	$132,799	$71,773	$404,790	$304,559
Less: Net revenue for Standard Corporation, per U.S. GAAP	(36,671)	—	(49,399)	—

Adjusted net revenue	$96,128	$71,773	$355,391	$304,559

Operating Profit Ratio, a non- U.S. GAAP measure	11.7%	10.6%	12.4%	11.5%

FREE CASH FLOW
Net cash provided by operating activities, per U.S. GAAP			$49,602	$43,086
Purchases of property, plant and equipment, per U.S. GAAP			(13,572)	(8,711)
Proceeds from disposal of property, plant and equipment, per U.S. GAAP			430	912
Dividends paid, per U.S. GAAP			(1,929)	(1,926)

Free Cash Flow, a non- U.S. GAAP measure			$34,531	$33,361